Filed by Coventry Health Care, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: First Health Group Corp.
Commission File No.: 0-15846

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 13, 2004 (the “Merger Agreement”), among Coventry Health Care, Inc. (“Coventry”), Coventry Merger Sub Inc. and First Health Group Corp. (“First Health”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Coventry on October 14, 2004, and is incorporated by reference into this filing.

Additional Information About This Information

This communication is not a solicitation of a proxy from any security holder of First Health. Coventry and First Health intend to file a registration statement on Form S-4 with the SEC in connection with the Merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders’ meeting of First Health at which time the proposed transaction will be considered. The Form S-4, proxy statement and prospectus will contain important information about Coventry, First Health, the Merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the Merger carefully before they make any decision with respect to the Merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the Merger will be available when filed free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Coventry in connection with the Merger will be made available to investors free of charge by writing to: Coventry Health Care, Inc., 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, Attn: Investor Relations. All documents filed with the SEC by First Health in connection with the Merger will be made available to investors free of charge by writing to: First Health Group Corp., 3200 Highland Avenue, Downers Grove, Illinois 60515, Attn: Investor Relations.

Coventry, First Health, their respective directors and executive officers may be deemed participants in the solicitation of proxies from First Health’s stockholders. Information concerning Coventry’s directors and certain executive officers and their direct and indirect interests in Coventry is contained in its proxy statement for its 2004 annual meeting of stockholders. Information concerning First Health’s directors and certain executive officers and their direct and indirect interests in First Health is contained in its proxy statement for its 2004 annual meeting of stockholders. Additional information regarding the interests of these participants in the Merger will be available in the proxy statement regarding the Merger. Investors can obtain free copies of these documents from the SEC’s website.

On October 14, 2004, management of Coventry made a presentation to investors. The following is a series of slides used by Coventry management in the presentation.

October 14, 2004

Safe Harbor & Other Legal Statements Certain statements in this presentation will be forward- looking statements. Certain risks and uncertainties, including those in the Company's filings with the SEC, including its annual reports on Form 10-K, may materially impact those statements and could cause actual future results to differ materially from those anticipated or discussed. Reconciliation of any non-GAAP measures discussed in this presentation will be posted on our Investor Relations website at www.cvty.com.

Coventry 3Q 2004 Results Membership: 2.45 million members, up 4% over the prior year quarter Revenues: $1.33 billion, up 15.6% over the prior year quarter Operating Margin: 9.6%, up 70 basis points over the prior year quarter Diluted EPS: $0.96, up 29.7% over the prior year quarter Annualized ROE: 33.0%

Planning for Stability Coventry recently announced the retirement of President & CEO, Allen F. Wise, effective January 1, 2005 Allen F. Wise to assume position of Chairman of the Board Current Chairman John A. Austin to remain as member of the Board Concurrently announced implementation of succession plan Effective January 1, 2005, Dale B. Wolf, current EVP & CFO, to assume the position of CEO Planning for leadership commenced in Summer of 2003 Succession, continuity, positioning for the future

Acquisition Rationale Strong platform for growth and meaningful synergies and savings from best practices National presence combined with local network strength Broad product portfolio and diversified client base Diversified revenues and cash flow streams Risk / non-risk National accounts / large group / small group / government

Acquisition & Integration Experience Management team experience at creating value through acquisitions Successful integration of 14 acquisitions since 1999 Experience with transformational transactions - Principal Health Care, Inc. Experience with the MetLife / Travelers merger in 1995 Allen Wise Dale Wolf Thomas McDonough Harve DeMovick

Transaction Summary Offer Per First Health Share: Offer Price: Consideration: Pro Forma Diluted Ownership: Expected Closing: Required Approvals: $9.375 in cash and 0.1791 in Coventry shares $18.70 per First Health share 50% stock, 50% cash 84%-85% Coventry,15%-16% First Health (1) 1st Quarter 2005 First Health shareholders; Hart-Scott-Rodino and other regulatory Depends on success of tender offer for First Health options

Pro Forma Capitalization Sources Pro Forma Capitalization Uses

First Health Overview Full service, ASO health benefits company Managed care administration National provider network Back office services National provider network All 50 states 450,000 physicians and 4,300 hospitals Ancillary providers / facilities Substantially ASO business model Unregulated cash flows Nominal insurance risk High margins Diversified revenue / earnings stream Group health (3 segments) Workers compensation Public sector $895 mm in 2004E Revenue $276 mm in 2004E EBITDA First Health Revenue LTM 6/30/04 ($897 mm) Corporate $178 Public Sector $170 Carriers / Third Party Admin. $93 Workers Compensation $194 Federal Employee Health Benefits $262 Group Health

National Presence with Local Network Strength Geographic Footprint: HMO Presence: Combined Provider Network: Customers: Employees: 50 States, Puerto Rico and the District of Columbia 15 Markets 450,000 Physicians 4,300 Hospitals More than 25,000 ~10,200

Broad Product Portfolio and Diversified Client Base Commercial Medicare Medicaid WC Public 4435.3 519.2 549.8 194.21 170.18 CVH FHCC East 499.1 295 Based on LTM revenues excluding other income, net as of 6/30/2004; assumes all group health and management services revenues are commercial Pro Forma Client Mix (1) Pro Forma Business Mix (EBITDA)

Achievable Synergies Recognize $100+ million in annual pre-tax synergies over three years Year 1 synergies consist of: Corporate and overhead $20 million Vendor contract savings $5 million In-sourcing opportunities $0 million Implementation of best practices $0 million Positioned to implement over 36 months: 2007 2006 2005 $20 - $30 million $40 - $60 million $100+ million

Coventry 2004 Guidance 4Q 2004 Diluted EPS: $0.95 - $0.97 per share Total Revenues: $1.37 billion to $1.38 billion Full Year 2004 Diluted EPS: $3.66 - $3.68

Coventry 2005 Guidance Risk Revenues: $5.90B - $6.00B Management Svcs: $100.0M - $105.0M MLR: 80.5% - 81.5% SG&A: $660.0M - $670.0M D&A: $20.0M - $21.0M Investment Income: $43.0M - $45.0M Interest Expense: $14.5M - $14.8M Tax Rate: 35.8% - 36.2% Diluted Share Count: 90.5M - 91.5M Diluted EPS: $4.13 - $4.17

First Health Discloses Revised 2004 Guidance Diluted EPS: $1.25 - $1.28

Pro Forma Effect of Transaction Blended cost of new borrowing approximately 6% $20-$30 million pre-tax synergies expected to be realized in 2005 16.4 million new basic shares expected to be issued in the transaction Transaction expected to be 7%-9% accretive to Coventry's 2005 EPS guidance

Summary Health plan business right on track Opportunity to acquire related businesses we understand Resources to manage exist within Significantly accretive immediately Financially prudent transaction structure Relatively low risk transaction - Companies stronger together than separately in tomorrow's world

Additional Information This communication is not a solicitation of a proxy from any security holder of First Health. Coventry and First Health intend to file a registration statement on Form S-4 with the SEC in connection with the Merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders' meeting of First Health at which time the proposed transaction will be considered. The Form S-4, proxy statement and prospectus will contain important information about Coventry, First Health, the Merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the Merger carefully before they make any decision with respect to the Merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the Merger will be available when filed free of charge at the SEC's web site, www.sec.gov. In addition, all documents filed with the SEC by Coventry in connection with the Merger will be made available to investors free of charge by writing to: Coventry Health Care, Inc., 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, Attn: Investor Relations. All documents filed with the SEC by First Health in connection with the Merger will be made available to investors free of charge by writing to: First Health Group Corp., 3200 Highland Avenue, Downers Grove, Illinois 60515, Attn: Investor Relations. Coventry, First Health, their respective directors and executive officers may be deemed participants in the solicitation of proxies from First Health's stockholders. Information concerning Coventry's directors and certain executive officers and their direct and indirect interests in Coventry is contained in its proxy statement for its 2004 annual meeting of stockholders. Information concerning First Health's directors and certain executive officers and their direct and indirect interests in First Health is contained in its proxy statement for its 2004 annual meeting of stockholders. Additional information regarding the interests of these participants in the Merger will be available in the proxy statement regarding the Merger. Investors can obtain free copies of these documents from the SEC's website.